EXHIBIT 12 — STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions)	Six months ended June 30, 2004	2003	2002	Fiscal Year 2001	2000	1999
Consolidated pretax income
from continuing operations	$229	$186	$235	$196	$259	$654
Amortization of capitalized
interest	--	--	--	--	--	--
Interest	57	118	105	76	72	69
Less interest capitalized during
the period	--	--	--	--	--	--
Net amortization of debt discount and premium
and issuance expense	3	8	8	2	--	--
Interest portion of rental expense	1	1	1	--	--	--

Earnings	$290	$313	$349	$274	$331	$723

Interest	$57	$118	$105	$76	$72	$69
Net amortization of debt discount and premium
and issuance expense	3	8	8	2	--	--

Interest portion of rental expense	1	1	1	--	--	--

Fixed Charges	$61	$127	$114	$78	$72	$69

Ratio of Earnings to Fixed Charges	4.8	2.5	3.1	3.5	4.6	10.5